Exhibit 99.5

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
August 11, 2009

3.	News Release
August 11, 2009 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. today reported financial results for the second quarter ended June 30, 2009.  Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP).  At close of business on June 30, 2009, the exchange rate was CAD$1.00=US$0.8598.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name:	Curtis Sikorsky
Title:	Chief Financial Officer
Phone No.:	604-677-6905

9.	Date of Report
August 11, 2009

Per:      “Curtis Sikorksy”
Curtis Sikorksy,
Chief Financial Officer